UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of  North Atlantic Drilling Limited (the "Company"), dated May 28, 2015, announcing the Company's results for the first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: June 18, 2015	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 99.1

North Atlantic Drilling Ltd. (NADL) – First quarter 2015 results

Highlights from the first quarter
•	North Atlantic Drilling generates first quarter 2015 EBITDA* of $92.4 million
•	North Atlantic Drilling reports first quarter 2015 net loss of $11.3 million and loss per share of $0.06
•	Seadrill Limited provides guarantees for North Atlantic Drilling's NOK1.5 billion bond maturing in 2018 and for North Atlantic Drilling's two secured credit facilities. In exchange, the lenders have agreed to replace North Atlantic Drilling's financial covenants with Seadrill's financial covenants
Subsequent events
•	North Atlantic Drilling successfully extends the termination date of the Framework Agreement with Rosneft until May 31, 2017
•	The Board announces the resignation of Ms. Cecilie Fredriksen and Mr Harald Thorstein as directors of the Company. Ms. Fredriksen and Mr Thorstein are leaving the Board to focus on other responsibilities and activities, including those in related companies.
•	The Board is also pleased to announce the appointment of Ørjan Svanevik as a Director to fill a vacancy on the Board. Mr. Svanevik is an employee of the Seatankers Group. He was previously Managing Director for the investment advisory firm, Oavik Capital. Prior to Oavik, he was Head of M&A and a Partner at Aker ASA, and COO and EVP of Kværner ASA. Svanevik also worked nearly a decade in corporate advisory and investment banking. He started his career at Schlumberger, where he held various international financial management positions. Svanevik has an AMP from Harvard Business School and a MBA from Thunderbird.Mr. Svanevik is also a director of Seadrill Limited.

* EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Financial highlights

First quarter 2015 results

Consolidated revenues for the first quarter 2015 were $192.0 million compared to $291.2 million for the fourth quarter of 2014. The primary reason for the decrease is the West Navigator being idle for most of the quarter and downtime in January for one unit.

Operating income for the first quarter was $36.9 million, an increase of $440.1 million compared to the fourth quarter operating loss of $403.2 million. The increase is primarily due to a non-cash charge to goodwill of $480.6 million in the fourth quarter.

Net financial items for the first quarter of 2015 amounted to a loss of $45.9 million. The loss included $24.6 million in interest expenses and $34.3 million loss related to financial derivatives, partly offset by foreign exchange gains of $14.4 million mainly related to the NOK1,500 million bond loan.  The fourth quarter of 2014 incurred a loss of $60.2 million, including interest expenses of $25.8 million and $59.5 million loss related to financial derivatives partly offset by foreign exchange gains of $25.8 million mainly related to the NOK1,500 million bond loan.

Income taxes for the first quarter were $2.3 million, compared to $11.3 million in the fourth quarter.

Net loss for the first quarter was $11.3 million resulting in a basic loss per share of $0.06.

The Company reports operating revenues of $192.0 million, operating income of $36.9 million and a net loss of $11.3 million for the three months ended March 31, 2015. This compares to operating revenues of $273.7 million, operating income of $71.2 million and a net income of $20.2 million for the three months ended March 31, 2014.

Balance sheet as at March 31, 2015

As at March 31, 2015, total assets were $3,549.8 million, down from $3,688.6 million as at December 31, 2014.

Total non-current assets decreased from $3,240.8 million to $3,200.9 million over the three-month period. The decrease was mainly due to depreciation on drilling units.

Total current liabilities increased from $521.2 million to $534.0 million over the three months period ending March 31, 2015. The increase is largely due to an increase in cross currency swap liability.  For further information please see Note 18 to our consolidated financial statements.

Long-term interest bearing debt, including related party debt, decreased from $2,526.3 million to $2,408.5 million during the three months period ending March 31, 2015. As at March 31, 2015, net interest bearing debt was $2,479.0 million compared to $2,617.2 million as at December 31, 2014. During the three months the Company repaid net $42 million on the $2 billion credit facility and repaid net $62 million on the $475 million credit facility. As at March 31, 2015, the Company had undrawn amounts of $50 million available on its credit facilities.

Total equity decreased from $461.6 million as at December 31, 2014 to $458.5 million as at March 31, 2015. The decrease is primarily due to the loss for the quarter, offset by other comprehensive income related to unrealized actuarial pension adjustments.

Cash flow

As at March 31, 2015, cash and cash equivalents amounted to $138.8 million.

For the three-month period ending March 31, 2015, net cash from operating activities was $138.2 million, whereas net cash used in investing activities amounted to $10.7 million, and  net cash used in financing activities was $103.5 million.

Outstanding shares

As at March 31, 2015, the total number of common shares issued by North Atlantic Drilling. was 243,516,514. The Company held 2,373,863 treasury shares reducing the adjusted number of shares outstanding to 241,142,651.

Operations

During the first quarter, North Atlantic Drilling had five offshore drilling rigs in operation offshore Norway, one rig operating in the UK sector of the North Sea and one idle rig. Economic utilization*  for the first quarter was 89 percent, compared to 92 percent in the fourth quarter.

During the quarter the utilization was negatively impacted by downtime related to BOP repair and maintenance on a unit. The need for repair was mainly caused by extreme weather conditions during the winter season. Both West Alpha and West Elara had impressive operational performance during the first quarter, achieving 100 percent economic utilization.

The West Navigator went off contract early January. The Company has taken the decision to stack the unit and reduce the daily operating cost in light of the challenging market conditions, but we continue to evaluate market opportunities .

* Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period)

Revenue backlog & Fleet Status

Currently, the Company's revenue backlog is $1.1 billion. Average remaining contract length is approximately 17 months excluding clients' options for extensions.
Table 1.0 Contract status offshore drilling units
Unit	Current client	Area of location	Contract start	Contract expiry

Semi-submersible rigs
West Alpha	ExxonMobil/Karmorneftegaz	Norway/Russia(*)	Jun 2014	Jul 2016
West Phoenix	Total	UK	Jan 2012	Oct 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Rigel(**)	-	Singapore	-	-

Drillships
West Navigator	Idle	-	-	-

HE Jack –ups
West Elara	Statoil	Norway	Mar 2012	Mar 2017
West Epsilon	Statoil	Norway	Dec 2010	Dec 2016
West Linus	ConocoPhillips	Norway	May 2014	May 2019

*	Operations in Norway will be for ExxonMobil and operations in Russia will be for Karmorneftegaz
**	Newbuild under construction or in mobilization to its first drilling assignment

Newbuilding program

The construction of the harsh environment semi-submersible drilling rig West Rigel is ongoing at Jurong Shipyard in Singapore. Delivery from the yard is expected during the fourth quarter of 2015. The final yard installment due upon delivery is approximately $454 million.

Market Development

Despite some recovery in the oil price during the first quarter, oil companies are continuing to take a cautious approach to capital expenditure and other cost commitments given the decline in the oil price. We anticipate the cost focused approach to continue throughout 2015, and indications are that 2016 is likely to be a challenging year as well.
As a result, the downturn in the global offshore drilling market has continued during the first quarter, with limited new fixtures, and 2015 demand is expected to be significantly lower than in 2014. The activity beyond 2015 is difficult to predict, but most oil companies are currently not looking towards adding rig capacity at this point. There are some long-term tenders out in the Harsh Environment sector and we do expect to see some tenders awarded during the coming months, but there is an increased number of competitors for new contracts. Overall utilization in Norway and UK is currently at approximately 93%, it is likely that this will decrease during this year as some units are rolling off contract and being stacked.

Although the near term outlook remains challenging, the market could rebalance the marketed supply, taking into account the newbuild orderbook, if scrapping activities continue to increase. The global drilling market has seen 14 rigs scrapped in 2014 and 12 already in 2015.  This represents the highest degree of scrapping activity seen since the early 1990's. The total marketed supply of floaters in UK and Norway currently stands at approximately 46 units. Even though there have been two floaters in the UK announced to be scrapped, we expect this trend to increase over the next two years. A significant number of units rolling off contract are older than 25 years and need to complete a SPS and/or repair and upgrades in order to re-enter operation, this will not generate cash positive returns or meet internal return requirements. There is a high likelihood that a number of these units will be either scrapped or stacked leading to limited fleet growth. The potential reductions to active supply combined with significant barriers to entry in the harsh environment regions could lead to increased supply constraints in the eventual recovery.
With reduced near-term activity amongst oil companies, several developments including the Johan Castberg, Snorre 2040 and Bream projects have been delayed. It is likely these projects are eventually developed due to their significant reserve potential. Additionally, as the total well cost has decreased in the current market, we might see smaller operators coming to the market with exploration wells, as the risk capital needed has decreased.
Longer term, the resources in the Russian Arctic are likely to be exploited as well and North Atlantic Drilling is in prime position to be a beneficiary of increased exploration and development activity in the region.
Outlook

Prudent decisions have been made to preserve North Atlantic Drilling's long-term viability, whilst allowing for flexibility, should either the downturn prove longer than expected or potential growth opportunities emerge.  Additionally, following Seadrill Limited's guarantee for the Company's NOK1.5 billion bond maturing in 2018 and the Company's two secured credit facilities, North Atlantic Drilling has improved its ability to withstand a weaker offshore drilling market.

The Company continues to be constructive on its agreement with Rosneft to pursue opportunities in the Russian Arctic.  By extending the agreement we remain in the best position possible to move a significant number of the Company's units to the region when opportunities materialize.

North Atlantic Drilling's cost savings initiatives put into place at the beginning of 2014 continue to progress following a successful 2014.  During 2015, the Company expects to continue these efforts primarily by reducing or deferring our spend on operating expenses, general and administrative  costs, and capital expenditures, including cash outflow for maintenance and classification activities. The Company will carefully consider the return profile of investments in the fleet, and will only invest in cases where the probability of earning a sufficient return during the next contract opportunity is deemed to be reasonably achievable. These considerations will not be at the expense of safety or integrity of our operations, which will be considered above and before any other priority.

Second quarter results are expected to show an improvement from the first quarter primarily driven by improved operational performance, reduced stacking costs on the West Navigator and progress on the cost savings program.  Technical utilization for the second quarter to date is 97%.  Looking forward to the rest of 2015  the Company continues to actively market the West Phoenix and West Venture, however a gap in service can be expected.

Forward Looking Statements

This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
May 28, 2015
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Ragnvald Kavli: Chief Financial Officer

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Operations
(In millions of US$)
	Three month period ended March 31,
	2015	2014
Operating revenues
Contract revenues	189.8	226.1
Reimbursable revenues	2.2	31.7
Related party revenues	—	15.9
Total operating revenues	192.0	273.7

Operating expenses
Vessel and rig operating expenses	81.2	107.2
Reimbursable expenses	1.7	29.1
Depreciation	55.5	48.1
General and administrative expenses	16.7	18.1
Total operating expenses	155.1	202.5

Operating income	36.9	71.2

Financial items
Interest expense	(24.6)	(23.4)
(Loss)/gain from derivative financial instruments	(34.3)	5.3
Foreign exchange gain/(loss)	14.4	(6.5)
Other financial items	(1.4)	(23.9)
Total financial items	(45.9)	(48.5)

(Loss)/Income before income taxes	(9.0)	22.7
Income taxes	(2.3)	(2.5)
Net (loss)/income	(11.3)	20.2

Net income to non-controlling interest	4.1	0.3
Net (loss)/income attributable to the shareholders of the Company	(15.4)	19.9

Basic earnings per share (US$)	(0.06)	0.08
Diluted earnings per share (US$)	(0.06)	0.08

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Comprehensive Income
(In millions of US$)
	Three month period ended March 31,
	2015	2014
Net (loss)/income	(11.3)	20.2

Other comprehensive income, net of tax:
Unrealized actuarial gain relating to defined benefit pension scheme	9.5	—
Unrealized loss on interest rate swaps in the variable interest entities	(1.3)	(0.1)
Other comprehensive income /(loss) net of tax	8.2	(0.1)

Total comprehensive (loss) / income for the period	(3.1)	20.1

Total comprehensive income attributable to non-controlling interests	2.8	0.2
Total comprehensive (loss) / income attributable to the shareholders	(5.9)	19.9

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Balance Sheets
(In millions of US$ except for share, and per share data)
	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	138.8	116.2
Restricted cash	8.8	11.0
Accounts receivables, net	150.8	235.1
Related party receivables	20.1	49.1
Deferred tax assets	—	6.5
Other current assets	30.4	29.9
Total current assets	348.9	447.8
Non-current assets
Deferred tax assets	24.8	25.3
Newbuilding	184.0	172.6
Drilling units	2,877.1	2,923.5
Other non-current assets	115.0	119.4
Total non-current assets	3,200.9	3,240.8
Total assets	3,549.8	3,688.6
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	218.1	218.1
Related party liabilities	52.4	17.0
Trade accounts payable	12.3	6.5
Tax payable	11.1	11.8
Other current liabilities	240.1	267.8
Total current liabilities	534.0	521.2
Non-current liabilities
Long-term interest bearing debt	2,086.6	2,203.6
Long term debt to related party	321.9	322.7
Deferred taxes	48.6	54.2
Pension liabilities	60.9	82.9
Other non-current liabilities	39.3	42.4
Total non-current liabilities	2,557.3	2,705.8
Equity
Common shares of par value US$5 per share: 241,142,651 shares outstanding at March 31, 2015 and 241,142,651 at December 31, 2014	1,205.7	1,205.7
Additional paid-in capital	48.6	48.6
Contributed surplus	834.3	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(49.1)	(58.6)
Accumulated deficit	(405.5)	(390.1)
Total Shareholder's equity	445.6	451.5
Non-controlling interest	12.9	10.1
Total equity	458.5	461.6
Total liabilities and equity	3,549.8	3,688.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statement of Cash Flows
(In millions of US$)
	Three month period ended March 31,
	2015	2014
Cash flow from operating activities
Net (loss)/income	(11.3)	20.2
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	55.5	48.1
Amortization of deferred loan charges	2.0	1.9
Amortization of mobilization revenue	(2.3)	(3.1)
Amortization of deferred revenue	—	(1.7)
Amortization of tax assets	2.0	2.3
Unrealized loss / (gain) related to financial derivatives	20.3	(12.8)
Unrealized foreign exchange (gain) / loss on long-term interest bearing debt	(14.3)	6.0
Payments for long-term maintenance	(7.4)	(32.2)
Deferred income tax expense	(0.5)	5.6
Non-cash provision	1.2	—
Change in operating assets and liabilities:
Trade accounts receivables	84.3	23.4
Trade accounts payables	5.8	18.2
Change in short-term related party receivables and liabilities	64.4	(27.9)
Tax payable	—	(7.0)
Other receivables and other assets	1.7	1.6
Other liabilities	(63.2)	(10.3)
Net cash provided by operations	138.2	32.3

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Cash Flows
(In millions of US$)

	Three month period ended March 31,
	2015	2014
Cash flow from investing activities
Additions to newbuildings	(11.4)	(402.1)
Additions to rigs and equipment	(1.5)	(4.7)
Changes in restricted cash	2.2	16.4
Net cash used in investing activities	(10.7)	(390.4)

Cash flow from financing activities
Installment paid on long-term interest bearing term debt	(103.5)	(281.8)
Proceeds from long-term interest bearing term debt	—	1,025.0
Repayment of shareholder loan	—	(505.0)
Proceeds from shareholder loan	—	130.0
Proceeds from related party loan	—	40.0
Repayment of related party loans	—	(70.0)
Debt fees paid	—	(10.8)
Proceeds from issuance of equity, net of issuance cost	—	114.3
Dividend paid	—	(55.4)
Net cash (used in) / provided by financing activities	(103.5)	386.3

Effect of exchange rate changes on cash and cash equivalents	(1.4)	1.7

Net increase in cash and cash equivalents	22.6	29.9
Cash and cash equivalents at the beginning of the period	116.2	84.1
Cash and cash equivalents at the end of the period	138.8	114.0

Supplementary disclosure of cash flow information
Interest paid	(29.0)	(28.0)
Taxes paid	(1.9)	(1.0)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Changes in Equity
(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Accumulated earnings/(deficit)	Accumulated OCI	Total Shareholder's equity	NCI	Total equity
Balance at December 31, 2013	1,138.1	1.3	834.3	(1,188.4)	113.9	(39.4)	859.8	(2.3)	857.5
Issuance of common shares	67.6	46.7	—	—	—	—	114.3	—	114.3
Other comprehensive loss	—	—	—	—	—	—	—	(0.1)	(0.1)
Net income	—	—	—	—	19.9	—	19.9	0.3	20.2
Dividends declared	—	—	—	—	(55.4)	—	(55.4)	—	(55.4)
Balance at March 31, 2014	1,205.7	48.0	834.3	(1,188.4)	78.4	(39.4)	938.6	(2.1)	936.5

Balance at December 31, 2014	1,205.7	48.6	834.3	(1,188.4)	(390.1)	(58.6)	451.5	10.1	461.6
Other comprehensive income / (loss)	—	—	—	—		9.5	9.5	(1.3)	8.2
Net (loss)/income	—	—	—	—	(15.4)	—	(15.4)	4.1	(11.3)
Balance at March 31, 2015	1,205.7	48.6	834.3	(1,188.4)	(405.5)	(49.1)	445.6	12.9	458.5

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Dividends per share

During the three months ended March 31, 2015, and 2014, the company declared dividends of nil and $0.24 per ordinary share respectively.

North Atlantic Drilling Ltd
Notes to Unaudited Consolidated Financial Statements
Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic Drilling") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic Drilling was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 11, 2011, under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. We were registered on the Norwegian Over The Counter (N-OTC) list on February 24, 2011. On January 29, 2014 the Company was listed on the New York Stock Exchange. Following the Initial Public offering in January 2014, Seadrill owns 70.4% of the Company.

As of March 31, 2015, North Atlantic owned eight offshore drilling units, including one drilling unit under construction. Our fleet consists of one drillship, three jack-up drilling rigs and four semi-submersible drilling rigs (of which one was under construction). In addition, we operated one harsh environment semi-submersible rig on behalf of Seadrill on a management agreement from November 2013 to August 2014.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic Drilling and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual report on form 20F for the year ended December 31, 2014. The year-end balance sheet data that was derived from our audited 2014 financial statements does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. The amounts are presented to the nearest hundred thousand United States dollar (US dollar), unless stated otherwise.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual reporting periods beginning after December 15, 2017, and interim periods therein and early adoption is not permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information

We provide harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

(In millions of US$)	Three month period ended March 31,
	2015	2014
Statoil	48%	46%
Shell	—	9%
ExxonMobil	21%	19%
Total	12%	13%
Faroe	—	13%
Conoco Phillips	18%	—
Others	1%	—
Total	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's revenue by geographic area:
(In millions of US$)	Three month period ended March 31,
	2015	2014
Norway	168.6	240.2
United Kingdom	23.4	33.5
Total	192.0	273.7

As of March 31, 2015, one of the Company's drilling units, with a net book value of US$666 million, was located in United Kingdom, all other units were located in Norway. As of December 31, 2014, one of the Company's drilling units, with a net book value of US$672 million, was located in United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

Income taxes consist of the following:

(In millions of US$)	Three month period ended March 31,
	2015	2014
Current tax expense/(benefit):
Bermuda	—	—
Foreign	2.1	(5.4)

Deferred tax expense/(benefit):
Bermuda	—	—
Foreign	(2.1)	5.6
Amortization of tax effect on internal sale of assets	2.3	2.3
Total income taxes	2.3	2.5
Effective tax rate	(25.6)%	11.0%

The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have an overall loss at the consolidated level.

The income taxes for the three months ended March 31, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.

The effective tax rate for the three months ended March 31, 2015 is 25.6%.  Excluding the loss on derivatives of $34.3 million, the effective tax rate is 9.5%.

(In millions of US$)	Three month period ended March 31,
	2015	2014
Income taxes at statutory rate	—	—
Amortization of tax effect on internal sale of assets	2.3	2.3
Effect of taxable income in various countries	—	0.2
Total income taxes	2.3	2.5

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets (liabilities) consist of the following:

Deferred Tax Assets:

(In millions of US$)	March 31, 2015	December 31, 2014
Pension	11.7	21.7
Contracts	1.7	3.6
Loss carry forward	11.2	6.5
Other	0.2	—
Gross deferred tax asset	24.8	31.8

Deferred Tax Liability:

(In millions of US$)	March 31, 2015	December 31, 2014
Property plant and equipment	48.6	50.7
Tax depreciation	—	0.3
Pensions	—	3.2
Gross deferred tax liability	48.6	54.2
Net deferred tax liability	(23.8)	(22.4)

Net deferred taxes are classified as follows:

(In millions of US$)	March 31, 2015	December 31, 2014
Short-term deferred tax asset	—	6.5
Long-term deferred tax asset	24.8	25.3
Long-term deferred tax liability	(48.6)	(54.2)
Net deferred tax (liability)/asset	(23.8)	(22.4)

As of March 31, 2015, deferred tax assets related to net operating loss  ("NOL") carryforwards was $11.2 million (December 31, 2014: $6.5 million), which can be used to offset future taxable income. NOL carryforwards were generated in Norway and UK and will not expire.

Note 5 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended March 31,
	2015	2014
Net (loss)/income available to shareholders	(15.4)	19.9
Effect of dilution	—	—
Diluted net (loss)/income available to shareholders	(15.4)	19.9

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended March 31,
	2015	2014
Basic earnings per share:
Weighted average number of common shares outstanding	241.1	236.9

Diluted earnings per share:
Weighted average number of common shares outstanding	241.1	236.9
Effect of dilution	—	0.3
Diluted numbers of shares	241.1	237.2

Basic earnings per share (US$)	(0.06)	0.08
Diluted earnings per share (US$)	(0.06)	0.08

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at March 31, 2015 was $10.2 million (December 31, 2014: $8.3 million).

The Company did not recognize any bad debt expense in 2015 and 2014, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	March 31, 2015	December 31, 2014
Reimbursable amounts due from customers	6.4	6.2
Deferred tax effect of internal transfer of assets – current portion	9.3	9.1
Loan fees – short-term portion	7.8	7.9
Prepaid expenses	4.1	0.9
Derivative financial instruments [1]	1.3	2.7
VAT receivables	1.5	3.0
Other	—	0.1
Total other current assets	30.4	29.9

(1) Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 8 – Newbuildings

(In millions of US$)	Three months ended March 31, 2015	Year ended December 31, 2014
Opening balance at the beginning of the period	172.6	312.9
Additions	11.4	448.9
Re-classified as drilling units	—	(589.2)
Closing balance at the end of the period	184.0	172.6

The additions relate to the West Rigel and include capitalized interest expenses.

The reclassification to drilling units is related to the West Linus which commenced operations in May 2014.

Note 9 – Drilling units

(In millions of US$)	March 31, 2015	December 31, 2014
Cost	4,088.8	4,079.7
Accumulated depreciation	(1,211.7)	(1,156.2)
Net book value	2,877.1	2,923.5

Depreciation expense was $55.5 million and $48.1 million for the three months period March 31, 2015, and 2014, respectively.

Note 10 – Other non-current assets

(In millions of US$)	March 31, 2015	December 31, 2014
Deferred tax effect of internal transfer of assets - Long-term portion	99.7	102.0
Loan fees	13.3	15.4
Other	2.0	2.0
Total other non-current assets	115.0	119.4

Note 11 – Debt

As of March 31, 2015 and December 31, 2014, the Company had the following debt facilities:

(In millions of US$)	March 31, 2015	December 31, 2014
Credit facilities:
US$2,000 facility	1,325.0	1,366.7
US$475 Facility	389.4	451.3
Total credit facilities	1,714.4	1,818.0

Bonds:
Bond MNOK1500*	187.2	201.4
Bond US$600 million**	600.0	600.0
Total bonds	787.2	801.4

Related party loans:
Loan from by related party	125.0	125.0
Total debt	2,626.6	2,744.4

Less: current portion of long term debt	(218.1)	(218.1)
Less: Related party share of long term debt	(321.9)	(322.7)
Long-term portion of debt	2,086.6	2,203.6
*Seadrill is the owner of 5.5% of the bond, this portion is presented as related party liability in the Company's consolidated balance sheet.
** Seadrill is the owner of 31.1% of the bond, this portion is presented as related party liability in the Company's consolidated balance sheet.

The outstanding debt as of March 31, 2015 is repayable as follows:
(In millions of US$)	March 31,
Twelve months ended March 31, 2016	218.1
Twelve months ended March 31, 2017	214.2
Twelve months ended March 31, 2018	1,039.2
Twelve months ended March 31, 2019	834.7
Twelve months ended March 31, 2020	195.4
Twelve months ended March 31, 2021 and thereafter	125.0
Total debt	2,626.6

Credit facilities
$2,000 million senior secured credit facility
In April 2011, the Company entered into a $2,000 million senior secured credit facility to fund the Company's acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, West Elara and West Linus. The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $1,000 million at maturity. The loan bears interest of Libor plus 2.0% per annum.

In February 2015, North Atlantic Drilling received approval to amend its $2,000 million Senior Secured Credit Facility. Under the terms of the agreement, Seadrill has provided a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

$475 million secured term loan
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. During the three months ended March 31, 2015 the revolving credit tranche of $50 million was repaid.

In February 2015, North Atlantic Drilling received approval to amend its $475 million Credit Facility. Under the terms of the agreement, Seadrill has provided a guarantee for the facility in exchange for amendments to the covenant package, principally replacing financial covenants with financial covenants within Seadrill's secured credit facilities.  The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

Bonds
$600 million senior unsecured bond
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. As at March 31, 2015, Seadrill is the holder of 31.1% of the bond, which amounts to $186.6 million (December 31, 2014: 31.1% or $186.6 million).

NOK 1,500 million senior unsecured bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US dollars with a fixed rate of 6.18% per annum until maturity.As at March 31, 2015, Seadrill is the holder of 5.5% of the bond, which amounts to $10.3 million (December 31, 2014: 5.5% or $11.1 million).

In February 2015, the Company received approval from its Norwegian bondholders to amend the bond agreement for its NOK1,500 million Senior Unsecured Bond maturing in 2018. Under the terms of the agreement, Seadrill has provided a guarantee for the bond issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

Related party loans

Seadrill provided the Company with an unsecured revolving shareholder loan of $85 million. No draw downs were made on this facility as at December 31, 2014 and no draw downs were made during the three months ended March 31, 2015. The facility matured in January 30, 2015.

Ship Finance granted the SF Linus Ltd, a loan of $195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid US$70 million in 2014, and the outstanding balance as of March 31, 2015 is $125 million.

Note 12 – Other current liabilities

(In millions of US$)	March 31, 2015	December 31, 2014
Derivative financial instruments (1)	127.6	109.4
Accrued interest expense	12.0	19.5
Accrued expenses	47.6	65.6
Employee withheld taxes, social security and vacation payment	32.7	53.4
Short term portion of deferred revenues	20.2	19.9
Total other current liabilities	240.1	267.8

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 19.

Note 13 – Other non-current liabilities

(In millions of US$)	March 31, 2015	December 31, 2014
Deferred revenue	35.4	39.9
Derivative financial instruments (1)	3.9	2.5
Total other non-current liabilities	39.3	42.4

(1) Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 19.

Note 14 – Share capital

All shares are common shares of US$5.00 par value each	March 31, 2015		December 31, 2014
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	400,000,000	2,000.0	400,000,000	2,000.0

Issued and fully paid share capital	243,516,514	1,217.6	243,516,514	1,217.6
Treasury shares held by Company	(2,373,863)	(11.9)	(2,373,863)	(11.9)
Outstanding shares in issue	241,142,651	1,205.7	241,142,651	1,205.7

Note 15 – Accumulated Other Comprehensive Loss

(In millions of US$)	March 31, 2015	December 31, 2014
Actuarial loss relating to pension	(49.1)	(58.6)
Total accumulated other comprehensive loss, net of tax	(49.1)	(58.6)

For actuarial loss related to pension, the accumulated applicable amount of income taxes related to companies domiciled in Norway, where the tax rate is 27%, amounted to $11.7 million at March 31, 2015 (December 31, 2014 $18.5 million).

Note 16 – Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.

For onshore employees in Norway, continuing with the defined benefits plan, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

The expenses for our defined benefit pension plans for the twelve month period ended March 31, 2015 were as follows:
Three month period ended March 31,
(In millions of US$)	2015
Benefits earned during the period	4.0
Interest cost on prior years' benefit obligation	1.0
Gross pension cost for the period	5.0
Expected return on plan assets	(0.9)
Administration charges	0.2
Net pension cost for the period	4.3
Social security cost	0.5
Amortization of actuarial losses	0.9
Total net pension cost	5.7

Employer Contributions
In the three months period ended March 31, 2015 and 2014, contributions of $12.5 million and $16.7 million, respectively, were made to the defined benefit pension plans.

The funded status of the defined benefit plan

(In millions of US$)	March 31, 2015	December 31, 2014
Projected benefit obligations	167.1	186.5
Plan assets at market value	(113.6)	(113.8)
Accrued pension liability exclusive social security	53.5	72.7
Social security related to pension obligations	7.4	10.2
Accrued pension liabilities	60.9	82.9

Change in benefit obligations
(In millions of US$)	Three months ended March 31, 2015	Year ended December 31, 2014

Benefit obligations at beginning of the period	186.5	176.1
Current service cost	4.0	14.0
Interest cost	1.0	6.8
Change in unrecognized actuarial loss	(0.3)	23.5
Settlement	(10.2)	—
Benefits paid	(0.5)	(1.9)
Foreign currency translations	(13.4)	(32.0)
Benefit obligations at end of the period	167.1	186.5

Change in pension plan assets
(In millions of US$)	Three months ended March 31, 2015	Year ended December 31, 2014

Fair value of plan assets at beginning of the period	113.8	125.8
Expected return on plan assets	0.9	4.9
Change in unrecognized actuarial (loss) gain	0.6	(8.9)
Administration charges	(0.2)	(0.9)
Contribution by employer	12.5	16.9
Settlement	(5.4)	—
Benefits paid	(0.5)	(2.0)
Foreign currency translations	(8.1)	(22.0)
Fair value of plan assets at end of the period	113.6	113.8

During the period a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme.  The difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company has been recognized within 'Other comprehensive income'.  The settlement is not deemed to be significant in the the context of the overall scheme and as such   net unrecognized actuarial losses have not been recycled as a result of the settlement.

Note 17 – Related party transactions

The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:
- Seadrill
- Ship Finance International Limited ("Ship Finance")
- Frontline Management (Bermuda) Limited ("Frontline")
- Archer Limited ("Archer")
- Sevan Drilling Limited ("Sevan")

The Company has entered into the following significant agreements with related parties:

Seadrill transactions
$600 million senior unsecured bond
Seadrill is the holder of 31.1% of the $600 million bond, which amounts to $186.6 million (December 31, 2014: 31.1% or $186.6 million). The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest due to Seadrill for the three months ended March 31, 2015 was $2.8 million (three months ended March 31, 2014: $1.6 million).

$85 million Revolving Credit Facility:
Seadrill provided the Company with an unsecured revolving shareholder loan of $85 million. No draw downs were made on this facility as at December 31, 2014 and no draw downs were made during the three months ended March 31, 2015. The facility matured in January 30, 2015. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the three months ended March 31, 2015 and 2014 amounted to $0.1 million and $0.3 million, respectively.

NOK1500 million senior unsecured bond
Seadrill is the holder of  5.5% of  the NOK1500 bond loan, which amounts to $10.3 million (December 31, 2014: 5.5% or $11.1 million). Interest due to Seadrill for the three months ended March 31, 2015 was $0.1 million (three months ended March 31, 2014: nil).

Financial covenants and debt guarantees:
In February 2015, the Company received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK1.5 billion Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, the Company received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill will provide a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within the Company's credit facilities or bond agreements. The guarantee fees charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the three months ended March 31, 2015 was $0.6 million.

Performance guarantees:
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $225.0 million at March 31, 2015 and $250 million at December 31, 2014. The incurred fee was $0.6 million and $0.6 million for the three months ended March 31, 2015 and 2014, respectively. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Management services
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted in senior management services from Seadrill Management Ltd  and Seadrill Management AS in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party at one month's notice. In consideration of the services provided to us, we paid Seadrill a fee that includes the operating costs attributable to us plus a margin of 5% and, effective as of January 2013, we pay Seadrill a fee that includes the operating costs attributable to us plus a margin of 8%. For the three month period ended March 31, 2015 and 2014, Seadrill had charged North Atlantic Management a total fee of $6.1 million and $5.8 million, respectively, for providing the services under the Services Agreement.

Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, the company operated and managed this rig pursuant to an operational bareboat charter agreement that we entered into with Seadrill in July 2012. Subsequently the company entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which we operated and managed the West Hercules when it was employed under the drilling contract with Statoil. Under the management agreement, North Atlantic has charged Seadrill a management fee of $2.4 million and crew costs of $13.5 million for three months ended March 31, 2014. In August 2014, the operation and management of the West Hercules was transfered to Seadrill.

Archer transactions
Engineering Services
North Atlantic received engineering services from subsidiaries of Archer Ltd. The charged amount was less than $1.0 million and less than $1 million for the three months period ended March 31, 2015 and 2014, respectively. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.

Frontline transactions
Management Services
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was less than $1.0 million and less than $1.0 million for the three month period ended March 31, 2015 and 2014, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Ship Finance transactions
Sale and leaseback contract
The Company entered into sale and leaseback transaction with Ship Finance for the jack-up rig, West Linus, in June 2013. The total consideration was $600 million, The West Linus is chartered back to North Atlantic on a bareboat charter in a period of 15 years, wherein North Atlantic has been granted four purchase options. The West Linus was delivered from the yard in February 2014. Ship Finance has an option to sell the rig back to North Atlantic at the end of the charter period.As at March 31, 2015, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 20.

$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of $195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to $125 million in the period ended March 31, 2014. As at March 31, 2015 the outstanding balance is $125 million (December 31, 2014: $125 million) and is presented as long term debt to related parties on our balance sheet. The interest on the facility is 4.5% per annum. Interest charged for the three month period ended March 31, 2015 was $1.4 million (three month period ended March 31, 2014: $1.4 million).

Related Party Balances
(In millions of US$)	March 31, 2015	December 31, 2014
Related party receivables
Seadrill	20.1	34.8
Ship Finance International	—	14.3
Total related party receivables	20.1	49.1

Related party payables
Seadrill	12.6	17.0
Ship Finance International	39.8	—
Total related party payables	52.4	17.0

Long term debt to related party
US$600 Bond, Seadrill Ltd share 31.1%	186.6	186.6
MNOK1500 Bond, Seadrill Ltd share 5.5%	10.3	11.1
Long term related party loan from Ship Finance	125.0	125.0
Total long term debt to related party	321.9	322.7

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Other than the loans specifically mentioned, the amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Note 18 – Risk management and financial instruments

The majority of the Company's gross earnings from our drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than US dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

As at March 31, 2015, the Company had interest rate swap agreements with an outstanding principal amount of $1,300 million (December 31, 2014: $1,300 million). The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "(Loss)/gain from derivative financial instruments." The total fair value of the interest rate swaps outstanding at March 31, 2015 amounted to a net liability of $39.8 million and a net asset of $1.3 million due to master netting agreements with our counterparties (December 31, 2014: net liability $36.6 million and net asset $2.7 million).

The Company did not enter into any other new swap agreements, nor change any existing swap agreements, in the three month period ended March 31, 2015.

The Company's interest rate swap agreements as of March 31, 2015 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE (refer to Note 21 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Variable interest entity	Outstanding principal	Receive rate	Pay rate	Length of contract
	(in US$ Millions)
SFL Linus Ltd (West Linus)	215.7	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018
SFL Linus Ltd (West Linus)	4.0	1 month LIBOR	2.01%	Mar 2014 - Nov 2018

The total fair value of the interest rate swaps outstanding at March 31, 2015 amounted to a liability of $3.9 million (December 31, 2014: a liability of $2.5 million). In the three month period ended March 31, 2015, the above VIE Ship Finance subsidiary has recorded fair value losses on interest rate swaps of $1.3 million (three month period ended March 31, 2014: losses of $0.1 million). Gain or loss is recorded by the VIE in "other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three month period ended March 31, 2015.

Cross currency interest rate swaps not qualified for hedge accounting

At March 31, 2015 we had outstanding cross currency interest rate swaps with a principal amount of $253.5 million (December 31, 2014: $253.5 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under " income/loss on derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at March 31, 2015 amounted to a liability of $83.9 million (December 31, 2014: a liability of $64.4 million). The fair value of the cross currency interest rate swaps are classified within other current liabilities in the balance sheet.

Foreign currency risk management

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under other current assets if the contracts have a net positive fair value, and under other current liabilities if the contracts have a net negative fair value. At March 31, 2015, the Company had forward contracts to sell $20 million in May 2015 at an exchange rate of NOK 6.494 per US dollar. The total fair value of currency forward contracts at March 31, 2015 amounted to a liability of $3.9 million (December 31, 2014: a liability of $8.4 million).

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral.

The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015		December 31, 2014
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	138.8	138.8	116.2	116.2
Restricted cash	8.8	8.8	11.0	11.0
Current portion of long-term debt	218.1	218.1	218.1	218.1
Long-term floating rate debt	1,496.3	1,496.3	1,599.9	1,599.9
$600 million fixed interest bond	297.6	413.4	270.3	413.4
NOK 1,500 million floating interest bond	137.5	176.9	123.8	190.3
$600 million fixed interest bond - owned by related party	134.4	186.6	122.0	186.6
NOK 1,500 million floating interest bond - owned by related party	7.9	10.3	6.6	11.1
Long term fixed interest loan to related party	125.0	125.0	125.0	125.0

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the $600 million bond and the NOK1500 bond are based at the price it is trading at on March 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loan provided by Ship Finance to SF Linus is estimated to be equal to the carrying value as the loan was entered into on arms length terms and accrues interest which is repaid quarterly. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized this at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:

		March 31, 2015		December 31, 2014
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Interest rate swaps	Level 2	1.3	1.3	2.7	2.7

Liabilities
Currency forward contracts	Level 2	3.9	3.9	8.4	8.4
Interest rate swaps	Level 2	39.8	39.8	36.6	36.6
Interest rate swaps qualified for hedge accounting	Level 2	3.9	3.9	2.5	2.5
Cross currency swap	Level 2	83.9	83.9	64.4	64.4

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using the income approach, discounting of future contracted cash flows on LIBOR and NIBOR interest rates.

As of March 31, 2015 and December 31, 2014 liabilities or assets related to financial and derivative instruments are presented at gross amounts where we do not have the right of offset. The amounts are included in our fair value table above.

Note 19 – Commitments and contingencies

Purchase Commitments

As of March 31, 2015, we had one contractual commitment under a newbuilding contract. The contract is for the West Rigel semi-submersible rig which is scheduled to be delivered in Q4 2015.

The maturity schedule for the remaining payments is as follows:

(In millions of US$)	March 31, 2015
2015	455.0
Total	455.0

Legal Proceedings:

The Company currently has no outstanding legal proceedings that are considered material.

Note 20 - Variable Interest Entity (VIE)

As of March 31, 2015, the Company leased a jack-up rig from the VIE under a finance lease. The shares in North Atlantic Linus Ltd, which owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At March 31, 2015, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to Note 17 - Related party transactions for additional details about the sales and leaseback contract.

The following table gives a summary of the sale and leaseback arrangement, as of March 31, 2015:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic Drilling to purchase the rig on the 15th anniversary for the price of $100 million if North Atlantic doesn't exercise the final repurchase option.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.

		(In thousands of US$)
Unit	Base LIBOR interest rate	2016	2017	2018	2019	2020
West Linus	1%	222	222	222	172.6	140

The assets and liabilities in the accounts of the VIE as at March 31, 2015 are as follows:
(In millions of US$)	March 31, 2015	December 31, 2014

Investment in Finance Lease	564.0	574.5
Related party receivables	6.9	14.3
Total assets	570.9	588.8

Current position of long-term debt	51.5	51.5
Short-term related party liability	39.8	—
Total current liability	91.3	51.5

Interest bearing debt	337.9	399.7
Related party liability	125.0	125.0
Derivative instruments - payable	3.9	2.5
Total non-current liabilities	466.8	527.2

Accumulated Other Comprehensive Income	(3.6)	(2.3)
Retained earnings	16.4	12.4
Total stockholders' equity	12.8	10.1

Total liabilities and stockholders' equity	570.9	588.8

Book value of the drilling unit in the Company's consolidated accounts	576.2	581.0

Note 21 - Subsequent Events

Rosneft Framework Agreement

On May 26, 2014, North Atlantic Drilling entered into an Investment and Co-Operation Agreement with Seadrill and Rosneft to pursue onshore and offshore growth opportunities in the Russian market.

In connection with the Investment and Co-Operation Agreement, on August 20, 2014, North Atlantic Drilling entered into a Framework Agreement with Seadrill and Rosneft, pursuant to which Rosneft agreed to sell, and North Atlantic Drilling agreed to purchase, 100% of the capital of Rosneft's Russian land drilling subsidiary, RN Burenie LLC, together with its subsidiaries, in exchange for such number of newly issued common shares of North Atlantic Drilling, based on an agreed share price of $9.25 per share, as payment of the agreed purchase price, subject to certain cash adjustments. As part of this transaction, Rosneft has agreed to purchase additional shares in North Atlantic Drilling at closing, at the same price, to increase its aggregate ownership interest in North Atlantic Drilling to at least 30%. In addition, the Framework Agreement provides that Rosneft is entitled to receive additional shares of North Atlantic Drilling following the commencement of certain offshore drilling contracts awarded by Rosneft to us. The Framework Agreement also provides that Seadrill and Rosneft will enter into a Shareholder Agreement to reflect certain agreements relating to North Atlantic Drilling and the shares owned by Seadrill and Rosneft in North Atlantic Drilling, including, among other things, certain restrictions on such stockholders' rights to vote, standstill restrictions and rights of first refusal. The Framework Agreement also contains customary closing conditions, including the necessary corporate approvals from Rosneft, and certain termination rights.

The original Framework Agreement provided for a closing date of no earlier than November 10, 2014, and that the agreement would terminate if the transaction had not closed by December 31, 2014. On November 7, 2014 the parties mutually agreed to extend the date of termination of the Framework Agreement until May 31, 2015, and on April 16, 2015, the parties mutually agreed to further extend the date of termination of the Framework Agreement until May 31, 2017, whereby both parties can effectively terminate the Framework Agreement and / or any offshore drilling contracts at any time prior to May 31, 2017 at no cost. The parties have agreed to use their reasonable endeavours to renegotiate, by no later than May 31, 2017, the terms of the transactions contemplated in the Framework Agreement, the characteristics of the transactions contemplated in the Framework Agreement, and the terms of the related offshore drilling contracts. During this time, North Atlantic Drilling is permitted to market its offshore drilling rigs subject to existing drilling contracts with Rosneft, enter into binding contracts with third parties in respect of those rigs, delay the mobilization of those rigs under the Rosneft contracts in order to comply with the terms of any contracts with third parties, delay the construction or delivery of any of those rigs, and extend the construction period or shipyard stay of any of those rigs.

North Atlantic Drilling can provide no assurances that it will be able to reach an agreement with Rosneft by May 31, 2017. Even if an agreement is reached, the terms of such agreement may differ materially from the terms contemplated in the original Framework Agreement as summarized herein.